 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 30, 2024
Commission File Number 001-38332

QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐

QIAGEN N.V.
Form 6-K

Other Information
On June 17, 2024, QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) held a Capital Markets Day in New York, New York. The press release announcing the event and the related presentation materials are furnished herewith as Exhibits 99.1 and 99.2 and are incorporated by reference herein.

Use of Non-GAAP Financial Measures
Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted net sales, adjusted gross income, adjusted net income, adjusted gross profit, adjusted operating expenses, adjusted operating income, adjusted operating margin, adjusted net income before taxes, adjusted income tax, adjusted tax rate, adjusted EBITDA, adjusted EPS, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

Forward-Looking Statements
Exhibits 99.1 and 99.2 contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be, deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of next generation sequencing solutions, the QIAstat-Dx syndromic testing platform, a gastrointestinal panel in the U.S., and a CE-IVD marked panel for meningitis for the QIAstat-Dx syndromic testing platform, along with the QuantiFERON-based tests for tuberculosis and Lyme disease), placements of QIAsymphony system, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, and its impact on the demand for our products and other aspects of our business, or other force majeure events; and the other factors discussed under the heading “Risks and Risk Management” in our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	June 21, 2024

Exhibit Index

Exhibit No.	Exhibit

99.1	Press Release dated June 17, 2024
99.2	QIAGEN Capital Markets Day Presentation

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